UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2012

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

2300 Yonge Street, Suite 1710, PO Box 2408
Toronto, Ontario M4P 1E4, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.   Form 45-102F3 Material Change Report (News Release attached hereto as Schedule "A")

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: January 2, 2013	By:	/s/ Jason D. Meretsky
Jason D. Meretsky Chief Executive Officer

LIVEREEL MEDIA CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

LiveReel Media Corporation (the “Corporation”)
2300 Yonge Street
Suite 1710
Toronto, Ontario
M4P 1E4

Item 2         Date of Material Change

December 19, 2012

Item 3          News Release

The news release attached hereto as Schedule “A” was issued by the Corporation and disseminated via Canada Newswire on December 21, 2012.

Item 4          Summary of Material Change

The Corporation announced the entering into of an unsecured loan agreement dated December 19, 2012 (the “Loan”) between the Corporation and Difference Capital Inc. (the “Lender”), an arms-length party, in the principal amount of Cdn$50,000.

Item 5          Full Description of Material Change

The Corporation announced the entering into of the Loan between the Corporation and the Lender, an arms-length party.  The Loan is in the principal amount of Cdn$50,000, is unsecured, has a term of 12 months, bears interest at 12% per annum, and is repayable at any time without notice or penalty.

The Corporation intends to use the proceeds of the Loan to keep current its continuous and timely disclosure obligations under applicable securities laws and to generally maintain its reporting issuer status in good standing.

The Loan was unanimously approved by the board of directors of the Corporation, who agreed that in light of the current financial position of the Corporation, the Loan was transacted on favourable commercial terms.

Item 6         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

The executive officer who is knowledgeable about this material change and this material change report is Jason Meretsky, Chief Executive Officer of the Corporation, at (416) 943-0808.

Item 9         Date of Report

DATED this 21st day of December, 2012.

Schedule A

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL ENTERS LOAN AGREEMENT

TORONTO, ONTARIO, December 21, 2012 – LiveReel Media Corporation (OTC: LVRLF.PK) announced that it has entered into a Loan Agreement in the principal amount of $50,000 (the “Loan”) with Difference Capital Inc., an arms-length party.  The Loan is unsecured, has a term of 12 months, bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance without penalty.

The Corporation intends to use the proceeds of the Loan to keep current its continuous and timely disclosure obligations under applicable securities laws and to generally maintain its reporting issuer status in good standing including payment of ongoing fees consistent with past practice.

The Loan was unanimously approved by the board of directors of the Corporation, who agreed that in light of the current financial position of the Corporation, the Loan was transacted on favourable commercial terms.